FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2010

Commission File Number: 001-33290

JA Solar Holdings Co., Ltd.

36 Jiang Chang San Road,
 Zhabei, Shanghai, China 200436
The People’s Republic of China

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F	✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	No	✓

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.
N/A

This Form 6-K consists of:

A press release regarding the signing of strategic agreements between Innovalight, Inc. and JA Solar Holding Co., Ltd. (the “Registrant”), made by the Registrant in English on July 12, 2010.

JA Solar Signs Strategic Agreements with Innovalight
for Joint Development of High Efficiency Solar Cells

- JA Solar Signs Multi-Year Deal for Supply of Nanoparticle Silicon Ink

- Companies to Co-Develop Solar Cells with Conversion Efficiencies Exceeding 20 Percent

SHANGHAI, July 12 /PRNewswire / -- JA Solar Holdings Co., Ltd., (Nasdaq: JASO), a leading manufacturer of high-performance solar power products, today announced that it has signed strategic agreements with Innovalight, Inc.

(Logo: http://photos.prnewswire.com/prnh/20090309/JASOLARLOGO)

(Logo: http://www.newscom.com/cgi-bin/prnh/20090309/JASOLARLOGO)

JA Solar signed a three-year supply agreement for silicon nanoparticle ink from Innovalight for the production of JA Solar's recently announced SECIUM high efficiency solar cells. Pilot production of the SECIUM cells began in May with commercial volume production planned in the second half of 2010.

JA Solar has achieved conversion efficiency of 18.9 percent for its SECIUM solar cells and these results have been independently certified by The Fraunhofer Institute for Solar Energy Systems (ISE) in Germany. The new cost effective, high efficiency solar cells enable substantially better spectral response at short wavelengths in comparison with standard solar cells and therefore have higher conversion efficiency than conventional solar cells from other manufacturers.

JA Solar and Innovalight also announced that they have signed a strategic agreement to co-develop solar cells with conversion efficiencies exceeding 20 percent.  Development will be performed at both Innovalight's headquarters in California and at JA Solar's R&D center in China.

"We are very excited about the strong partnership we have established with Innovalight," said Dr. Peng Fang, chief executive officer at JA Solar. "JA Solar will continue to stay at the forefront of solar cell technology and commercial production of high-efficiency solar cells through partnerships between our internal R&D group and external partners like Innovalight," he added.

Innovalight manufactures a proprietary nanotechnology-based silicon ink and licenses a proprietary platform process which allows a simple upgrade to solar cell manufacturing production lines to boost performance of solar cells and lower production costs.

"JA Solar is a world leader in solar cell production and a pioneer in advancing solar technology," said Conrad Burke, chief executive officer at Innovalight. "I am delighted with this long-term commercial agreement as well as our plans to jointly develop new products," he added.

About JA Solar Holdings Co., Ltd.
JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products. The company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial, and utility-scale power generation. For more information, please visit http://www.jasolar.com.

About Innovalight
Innovalight is based in Sunnyvale, California. The company manufactures silicon ink and licenses a proprietary process technology to solar cell manufacturing companies. Innovalight is venture capital backed and has received additional development funds from the U.S. Dept. of Energy. For more information, visit www.innovalight.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By:	/s/ Peng Fang

Name:	Peng Fang

Title:	Chief Executive Officer

Date: July 15, 2010